AMERICAN NATIONAL INSURANCE COMPANY

WILLIAM F. CARLTON SENIOR VICE PRESIDENT, CORPORATE CONTROLLER

One Moody Plaza, Galveston, TX 77550

Phone: (409) 766-6480 Fax: (409) 766-6936 E-mail: bill.carlton@anico.com

September 6, 2013

Mr. Joel Parker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American National Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed on March 8, 2013
File No. 001-34280

Dear Mr. Parker:

We have received your letter dated August 19, 2013, regarding the above-referenced report filed by American National Insurance Company (“American National” or the “Company”) under the Securities Exchange Act of 1934. The Company appreciates the Staff’s input and has set forth below a response to each of the comments contained therein. For your convenience, we have set forth the comments in bold typeface and appearing below each comment are our explanatory remarks.

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•	Although you disclose on page 57 of your 10-K that the levels of your insurance subsidiaries’ capital and surplus exceeded the minimum RBC requirements at December 31, 2012, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Company Response:

ASC 944-505-50-1b requires the disclosure of “the amount of statutory capital and surplus necessary to satisfy regulatory requirements (based on the entity’s current operations) if significant in relation to the entity’s statutory capital and surplus.” At December 31, 2012, the Company’s company action level and authorized control level RBC ratios were in excess of 350% and 700%, respectively. Additionally, each of the Company’s insurance subsidiaries’ statutory capital and surplus at December 31, 2012 resulted in company action level ratios ranging from 350% to 4100%, all of which are above the level requiring regulatory action. Based on the Company’s analysis, it was concluded that it is not necessary to disclose the amount of statutory capital and surplus necessary to satisfy the regulatory requirement because it is not significant in relation to the Company’s statutory capital and surplus. The Company will disclose such information if the minimum RBC requirement becomes significant in relation to the Company’s and its insurance subsidiaries’ statutory capital and surplus.

In future periodic filings, the Company proposes to add the section below to clarify the statutory capital requirements.

Notes to the Consolidated Financial Statements

Note 16 – Stockholders’ Equity and Noncontrolling Interests

Statutory Capital and Surplus (page 96)

Risk Based Capital (“RBC”) requirements are measures insurance regulators use to evaluate the capital adequacy of American National Insurance Company and its insurance subsidiaries. RBC is calculated using formulas applied to certain financial balances and activities that consider, among other things, risks related to the type and quality of the invested assets, insurance-related risks associated with an insurer’s products and liabilities, interest rate risks and general business risks. Insurance companies that do not maintain capital and surplus at a level at least 200% of the authorized control level RBC are required to take certain actions. At December 31, 2013 and 2012, American National Insurance Company’s statutory capital and surplus was $X.XXX billion and $2.260 billion, respectively. Additionally, each of the insurance subsidiaries had statutory capital and surplus at December 31, 2013 and 2012 substantially above each individual subsidiary’s authorized control level RBC.

•	Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by American National Insurance Company to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Company Response:

Shown below are the amended disclosures in the Dividend section of Note 16 that will be reflected in future periodic filings to address the Staff’s comments.

Notes to the Consolidated Financial Statements

Note 16 – Stockholders’ Equity and Noncontrolling Interests

Dividends (page 96)

American National Insurance Company’s payment of dividends to stockholders is restricted by statutory regulations. The restrictions require life insurance companies to maintain minimum amounts of capital and surplus, and in the absence of special approval, limit the payment of dividends to the greater of statutory net gain from operations on an annual, non-cumulative basis, or 10% of statutory surplus. ~~Additionally, insurance companies are not permitted to distribute the excess of stockholders’ equity, as determined on a GAAP basis, over that determined on a statutory basis.~~ Under Texas insurance law, American National Insurance Company is permitted to pay total dividends of $XXX.XX million during 20XX, without prior approval of the Texas Department of Insurance. ~~At December 31, 2013 and 2012, American National Insurance Company’s statutory capital and surplus was $X,XXX,XXX,000 and $2,260,268,000, respectively.~~ Similar restrictions on amounts that can transfer in the form of dividends, loans, or advances to the parent company apply to American National’s insurance subsidiaries. Net assets of insurance subsidiaries were approximately $X.XXX billion and $1.535 billion at December 31, 2013 and 2012, respectively.

•	Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X.

Company Response:

Rule 7.03(a)(23)(c) of Regulation S-X requires insurance companies to disclose the amount of statutory capital and surplus as of the date of each balance sheet presented and the amount of statutory net income or loss for each period for which an income statement is presented segregated between life insurance entities and property and casualty insurance entities. The Company will include the following disclosures in future periodic filings to address the Staff’s comments.

Notes to the Consolidated Financial Statements

Note 16 – Stockholders’ Equity and Noncontrolling Interests

Statutory Capital and Surplus (page 96)

The statutory capital and surplus and net income (loss) of our life and property and casualty insurance entities in accordance with statutory accounting practices are shown below (in thousands):

	2013		2012
At December 31,
Statutory capital and surplus
Life insurance entities	$	XXX,XXX	$	XXX,XXX
Property and casualty insurance entities		XXX,XXX		XXX,XXX

	2013		2012		2011
Years ended December 31,
Statutory net income
Life insurance entities	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
Property and casualty insurance entities		XXX,XXX		XXX,XXX		XXX,XXX

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Company Response:

ASC 944-505-50-2 through 50-4 requires insurance entities that prepare financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) to disclose the permitted or prescribed statutory accounting practices and the related monetary effect on statutory surplus of using an accounting practice that differs from either the state-prescribed statutory accounting practices or the National Association of Insurance Commissioners (“NAIC”) statutory accounting practices in the annual and interim financial statements prepared in conformity with GAAP if both of the following conditions are met:

a.	The use of prescribed or permitted statutory accounting practices (individually or in the aggregate) results in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had NAIC statutory accounting practices been followed.

b.	Either of the following conditions is met:

1.	State-prescribed statutory accounting practices differ from NAIC statutory accounting practices.

2.	Permitted state statutory accounting practices differ from either state-prescribed statutory accounting practices or NAIC statutory accounting practices.

Additionally paragraph ASC 944-505-50-6 requires additional disclosure if an insurance entity’s RBC would have triggered a regulatory event had it not used a permitted practice.

The Company and the majority of its life insurance subsidiaries are domiciled in the state of Texas. The state of Texas requires insurance companies domiciled in Texas to prepare their statutory basis financial statements in accordance with the Texas insurance law. The NAIC’s Codification of Statutory Accounting Principles (“NAIC Codification”) has been adopted as a component of the prescribed or permitted practices by the state of Texas. Some of the Company’s insurance subsidiaries are domiciled in the states of New York, Missouri, Louisiana and California. Each of those states also have their own prescribed accounting practices and have adopted the NAIC Codification as a component of their prescribed accounting practices. The Company does not believe that it employs statutory accounting practices that would be considered a permitted practice in its statutory financial statements other than the permitted practice described below.

A wholly-owned insurance subsidiary domiciled in the state of Missouri, American National Property and Casualty Company, has been granted a permitted practice from the Missouri Department of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer.

In future periodic filings, the Company proposes to add the discussion below address to the Staff’s comments.

Notes to the Consolidated Financial Statements

Note 16 – Stockholders’ Equity and Noncontrolling Interests

Statutory Capital and Surplus (page 96)

American National’s insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile which include certain components of the NAIC’s Codification of Statutory Accounting Principles (“NAIC Codification”). NAIC Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting practices continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the statutory capital and surplus of American National and its insurance subsidiaries.

Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.

One of American National’s insurance subsidiaries has been granted a permitted practice from the Missouri Department of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increases the statutory capital and surplus of both American National Insurance Company and the Missouri domiciled insurance subsidiary by $X.X million and $54.2 million at December 31, 2013 and 2012, respectively. Additionally, the statutory capital and surplus of both American National Insurance Company and the Missouri domiciled insurance subsidiary would have remained substantially above the company action level RBC had it not used the permitted practice.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (409) 766-6480.

Very truly yours,

/s/ William F. Carlton
William F. Carlton Senior Vice President & Corporate Controller American National Insurance Company